Filed by Seagate Technology

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Maxtor Corporation

Commission File No.: 001-16447

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between Seagate and Maxtor and the future financial performance of Seagate. These forward-looking statements are based on information available to Seagate and Maxtor as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond Seagate’s or Maxtor’s control. In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for disc drives; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current disc drive products; and the adverse impact of competitive product announcements and possible excess industry supply with respect to particular disc drive products. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on October 28, 2005, and Maxtor’s Annual Report on Form 10-K/A as filed with the SEC on May 13, 2005 and Quarterly Report on Form 10-Q as filed with the SEC on November 4, 2005. These forward-looking statements should not be relied upon as representing Seagate’s or Maxtor’s views as of any subsequent date and neither undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

This communication is being made in respect of the proposed transaction involving Seagate and Maxtor. In connection with the proposed transaction, Seagate plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Seagate and Maxtor plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement / Prospectus will be mailed to stockholders of Seagate and Maxtor. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Seagate and Maxtor through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Seagate by directing a request to Seagate Technology, 920 Disc Drive, P.O. Box 66360, Scotts Valley, California 95067, Attention: Investor Relations (telephone: (831) 439-5337) or going to Seagate’s corporate website at www.Seagate.com, or from Maxtor by directing a request to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, Attention: VP of Investor Relations (telephone: 408-894-5000) or going to Maxtor’s corporate website at www.Maxtor.com.

Seagate and Maxtor, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Seagate’s directors and executive officers is contained in Seagate’s Annual Report on Form 10-K for the fiscal year ended July 1, 2005 and its proxy statement dated October 7, 2005, which were filed with the SEC. Information regarding Maxtor’s directors and executive officers is contained in Maxtor’s Annual Report on Form 10-K/A for the fiscal year ended December 25, 2004 and its proxy statement dated April 11, 2005, supplemental proxy statement dated May 10, 2005 and Current Report on Form 8-K dated August 24, 2005, which were filed with the SEC. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Filed below is a Q&A regarding the acquisition of Maxtor provided by Seagate to its employees on January 18, 2006.

Questions and Answers

Maxtor Acquisition

The Seagate acquisition of Maxtor will be closely scrutinized by various regulatory agencies. It is therefore very important for employees to understand what may and may not be done with respect to communicating with Maxtor employees, considering a Maxtor employee for a current job opening, etc. This document addresses these matters in detail. Questions should be directed to Dave Wickersham or Bill Hudson.

INTERACTING WITH MAXTOR

Q: What are the “rules of engagement” – may Seagate employees interact with Maxtor employees?

A: Not every deal goes through — until the transaction closes, Seagate must continue to treat Maxtor as a competitor rather than a subsidiary or affiliated company. Until the regulatory review process is concluded, Seagate may not exercise managerial or operational control over Maxtor or any of Maxtor’s business units or plants. The law does, however, allow companies entering into this type of transaction the opportunity to exchange information and take actions reasonably necessary to prepare to implement the acquisition. In general, it is permissible to plan for actions that will be taken after the acquisition is consummated. An implementation team led by Dave Wickersham is chartered to do this. They are the only group of Seagate employees who should be having any discussions with Maxtor, with no exceptions. If you have a question or issue that you believe pertains to this transaction, contact Dave Wickersham or Bill Hudson immediately. In general, all employees should respect Seagate and Maxtor’s need to protect their abilities to compete independently in the event the merger is not consummated.

Q: What restrictions are placed on Seagate and Maxtor at this time?

A: There are a few things Seagate and Maxtor absolutely may not do before the acquisition:

•	Seagate and Maxtor may not fix prices.

•	Seagate and Maxtor may not agree on production levels.

•	Seagate and Maxtor may not divide up customers, territories, products, product lines, or technologies.

If you believe anyone is attempting to do any of the above, contact Dave Wickersham or Bill Hudson immediately.

In addition, unless cleared by Dave Wickersham or Bill Hudson, don’t:

•	Change Seagate’s behavior in the marketplace, lest customers, suppliers, or antitrust enforcement agencies perceive that the change was prompted by or based on discussions with Maxtor or the receipt of confidential information from Maxtor.

•	Provide confidential Seagate information to Maxtor.

•	Discuss or exchange information about Seagate or Maxtor’s plans in the event the merger is not consummated.

•	Obtain or discuss Maxtor’s current or future marketing strategy, pricing, pricing plans, customer-specific data, product roadmaps, or R&D plans.

GENERAL

Q: What is the name of the combined company?

A: Seagate will acquire Maxtor and the combined company will operate under the name Seagate.

Q: Is significant regulatory opposition expected?

A: We expect antitrust and competition regulators to investigate the transaction. We plan to cooperate fully with the regulators, and are confident that their investigation will confirm the industry benefits of the transaction, leading to regulatory approval of it. The combination will provide significant benefits to our customers.

Q: What is the timetable for regulatory approval?

A:	Hart-Scott-Rodino Pre-Merger notification filing:	Made January 13
	Maxtor 10-K filing:	Late February
	Preliminary Proxy Statement filed with SEC:	Mid-March
	Final Proxy Statement sent to shareholders:	Late May
	Vote by both companies’ shareholders:	Late June
	Regulatory approvals and closing:	2H calendar 2006

Q: When will this transaction be accretive?

A: The combined company is expected to generate significant synergies, and we expect the transaction to be at least 10-20% accretive to Seagate on a cash EPS basis after the first full year of combined operations. As with other past combinations of disc drive manufacturers, we anticipate revenue attrition to result from this combination. Synergy estimates take into account anticipated revenue attrition. It is estimated that the incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company is expected to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration.

Q: What are the annual cost synergies? Where do they come from? When will they be realized?

A: We estimate that the combined company will realize potential cost savings of $300 million per year. The principal sources of cost synergies include eliminating duplicative overhead, fixed costs, and other operating expenses. We expect cost synergies to be fully phased in within one year after the close.

Q: Are layoffs anticipated?

A: We expect it will be necessary to eliminate duplicative overhead costs and other operating expenses. Operating expenses will chiefly be reduced in the area of headcount, where certain jobs are redundant or could be redeployed more effectively elsewhere in the combined company. As a result of this transaction we do not anticipate reductions in Seagate headcount.

The exact size and timing of the staff reductions are dependent on the completion of the transaction and a complete assessment of needs going forward, but we expect cost synergies to be fully phased in within one year after the close. It’s too early to provide detailed information or to comment on any other potential workforce reductions.

There are many things Maxtor brings to the table. Their media operations represent an attractive capability and their operations in China also should afford us the capacity to further ramp volumes in a low cost environment. Maxtor has a valuable pool of engineering talent, and we want to keep their best and brightest so that together we can further drive innovation for our customers. Maxtor’s retail relationships and brand presence are also important assets that we want to integrate and grow.

Q: Won’t the combination of two leading players in the disc drive market decrease competition and hurt consumers?

A: No, we expect the transaction to benefit consumers. The merger will allow the combined company to increase investment in new products, increase speed to markets, reduce operating costs, and lower product costs, all of which benefits consumers.

Q: What has the feedback been from customers?

A: We believe customers are supportive of the rationale and intent of the acquisition.

Q: How does this transaction benefit consumers?

A: Consumers will benefit from improvements in the combined company’s increased supply chain efficiency, investment in new products, speed to markets, and reduced costs.

Q: What will happen to pricing as a result of the combination?

A: The storage industry, in particular the disc drive industry, is highly competitive. Following the closing there will remain a host of competitors to contend with in the disc drive industry, in addition to competitive pressures brought by alternative storage technologies. Historically, prices of disc drives have declined. We expect that trend to continue. If anything, our ability to leverage increased scale and R&D resources will allow us to reduce overall product costs resulting in more innovative products at more competitive prices.

Q: What will happen to market share as a result of the combination?

A: The storage industry, in particular the disc drive industry, is highly competitive. Our main competitors will continue to be independent as well as “captive” suppliers of storage devices, as well as a group of companies which has grown in recent years beyond traditional hard disc drive manufacturers to include suppliers of other storage technologies competing with disc drives. These include the various manufacturers of tape, flash memory devices and other solid state storage technologies.

We expect some revenue attrition as part of this transaction and consequently, some shifting of relative market shares. How that plays out with individual customers remains to be determined.

Q: What will happen with each company’s respective supply relationships?

A:

•	Seagate does not know when the deal will close. Even after closing, suppliers should expect to support Maxtor volumes through calendar 2006 at a minimum.

•	Seagate is open to discussions with suppliers that currently do not do business with Seagate but who do business with Maxtor. This is true for all commodities and services. Suppliers need to be competitive on technology, quality, cost, supply and business terms, and there must be a compelling business need.

•	The combined volumes of Maxtor and Seagate post-closing present an opportunity for suppliers to engage in supporting Seagate as a larger business.

Q: What makes Seagate certain it can deliver on the synergies and the other promises that the combination holds?

A: Seagate has significant experience with mergers and acquisitions. Seagate believes that the integration challenge and risk associated with this transaction is low compared to other combinations that have taken place in the hard disc drive market. In contrast to other combinations that entailed significantly more complex manufacturing and technical integration roadmaps, Seagate believes that the story here is one of leveraging the ability to scale an established model of owning the key component technologies, broad product coverage and a proven manufacturing infrastructure.

The combination of Seagate and Maxtor will build on Seagate’s foundation as the premier global hard disc drive company, leveraging the strength of Seagate’s significant operating scale to drive product innovation, maximize operational efficiencies, and realize significant cost synergies. This is the result of the investments that Seagate has made over the last five years in technology, manufacturing and platforming. These capabilities will enable the combined company to compete more effectively as the highly competitive data storage industry addresses the challenges and opportunities for significant growth that lie ahead. The combined company will be well-positioned to accelerate delivery of a diverse set of compelling and cost-effective solutions to the growing customer base for data storage products.

It is estimated that the incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company expects to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration.

Q: How long will Seagate maintain the Maxtor product line? What is the timing of product transitions?

A: Our focus is unchanged. Through close of the transaction each company will continue to execute on each of our respective plans and customer commitments. Following the close of the transaction, we will evaluate our customer requirements and rationalize our product roadmaps as quickly as possible. We believe we can complete a full transition within one year of the close.

Q: What does this mean to the enterprise business?

A: Maxtor and Seagate will continue to compete until a successful transaction close. The enterprise space continues to require a diverse set of products and we believe this combination positions us well to deliver industry-leading technology and the broadest product line available in this space.

Q: What happens with each company’s respective supplier bases (heads, media, other components)?

A: The combination of Seagate and Maxtor will allow us to support a larger and growing customer base, expand into new markets and compete more effectively. As such, this new entity will offer increased and exciting opportunities for suppliers.

Today and for the foreseeable future, day-to-day operations at Seagate and Maxtor and our relationships with our suppliers will not change. The two companies have many critical suppliers required to meet our supply chain objectives. Following the close of the transaction we will evaluate our requirements and supply chain strategy.

Q: When will shareholders of both companies vote on the transaction? When will a proxy be issued to shareholders?

A: We currently intend to file a preliminary joint proxy statement in early March, 2006 with the Securities and Exchange Commission. The exact timing of shareholder meetings to vote on the deal will be determined based on the review process by the SEC.

Q: When is the transaction expected to close?

A: The transaction is expected to be completed in the second half of calendar 2006, subject to shareholder approval and customary regulatory approvals.

Q: Are there significant business model differences between the two companies?

A: Seagate operates a vertically integrated supply model while Maxtor relies on outside suppliers for a majority of its component needs. In addition, Seagate accounts for sales to the retail channel on a sell-thru basis while Maxtor accounts for retail sales on a sell-in basis. The combined company will adopt Seagate’s revenue recognition policies.

Q: What are the projected pro forma revenue and EPS of the combined company?

A: The combined company is expected to generate significant synergies, and we expect the transaction to be at least 10-20% accretive to Seagate on a cash EPS basis after the first full year of combined operations. As in other combinations in the disc drive industry, we anticipate revenue attrition to result from this combination. Synergy estimates take into account anticipated revenue attrition. It is estimated that the incremental revenues will generate gross margins that are in line with the high end of Seagate’s stand-alone model. In addition, the combined company is expected to achieve approximately $300 million of annual operating expense savings in connection with the transaction after the first full year of integration.

Q: Can I buy and sell Maxtor stock whenever I want?

A: Given that the announced acquisition has resulted in Maxtor’s common stock trading as an effective proxy for Seagate common stock, you should consider purchases and sales of Maxtor common stock pending the closing of the acquisition to be equivalent to purchases and sales of Seagate common stock and subject to all the provisions of Seagate’s Securities Trading Policy.

COMBINED COMPANY ISSUES

Q: Why are Seagate and Maxtor a good fit?

A: The combination will build on Seagate’s foundation as the premier global hard disc drive producer, providing enhanced operating scale and key resources to drive product innovation, maximize manufacturing efficiency, and realize significant cost synergies. Leveraging increased scale with Seagate’s product platform strategy and technology investments that Seagate has made over the past five to seven years, the combined company will be well-positioned to deliver to customers a more compelling, diverse set of products quickly and at more competitive prices.

There are many things that Maxtor brings to the table that Seagate needs to thoughtfully incorporate into their organization. For example, Maxtor’s media operations represent an attractive capability that Seagate needs to carefully harness to augment Seagate’s existing media capacity. Maxtor’s operations in China also should afford Seagate the capacity to further ramp volumes in a low cost environment. Maxtor has a valuable pool of engineering talent and Maxtor’s retail relationships and brand presence are also important assets that we want to integrate and grow.

Q: How will the Seagate and Maxtor operations be integrated? What will be the new structure?

A: While we believe that we have identified significant synergies within the combined company, further evaluation is currently ongoing. We will disclose further details at a later date.

Q: Where will the headquarters for the combined company be?

A: The combined company’s executive offices will continue to be located in Scotts Valley, California.

Q: Is an integration team in place? If so, who are its members?

A: As you probably know, we cannot conduct business on a combined basis until the consummation of the transaction, but we are able to engage in integration planning in advance of the deal closing. Seagate has appointed Dave Wickersham, Seagate’s chief operating officer, to lead our integration team. He and his counterparts at Maxtor have made good initial progress in thinking through the integration roadmap and execution plan. Seagate will be able to share additional details about this, as well as provide more granular combined company forecasts when there is more visibility on the closing of the transaction.

Q: What will be the composition of the new Board of Directors?

A: Dr. C.S. Park, the chairman and CEO of Maxtor will join the Seagate Board following the close of the transaction. Seagate’s Board will consider electing a second director from among Maxtor’s current Board members at its first meeting following the close of the transaction.

EMPLOYEES

Q: Can we replace Seagate employees with Maxtor employees?

A: No. Seagate employees cannot be ‘bumped’ or replaced by a Maxtor employee. If there are performance issues with a Seagate employee, the manager should work with the employee to improve performance and, as necessary, coordinate with HR on appropriate corrective action.

Q: How will Seagate ensure that critical skills in Maxtor are retained short- and long-term?

A: Seagate senior management has provided input to Maxtor senior management related to critical skill areas likely needed up to six months post-close and, in some cases, for the longer-term in the combined company. Maxtor will consider this input in its retention planning process. Maxtor employees will be required to stay through the close of the transaction and up to six months thereafter to receive any separation or retention pay.

Q: I used to work for Maxtor, will Seagate now give me credit for those years of service?

A: No, only employees who are impacted at the time of the Change in Control will be eligible to receive this credit.

COMPENSATION AND BENEFITS

Q: During this transition period prior to the close of the transaction, will Maxtor continue to provide market competitive compensation and benefits programs?

A: Yes, Maxtor needs to run its business as usual during this transition period prior to the close of the transaction. This may include focal increases, promotions, and other regular incentive programs. Antitrust laws require Seagate and Maxtor to remain competitors during this time.

Q: What will happen to the Maxtor shares of ex-Maxtor employees at Seagate now that Seagate is acquiring Maxtor?

A: Seagate will not impose any restrictions on the Maxtor shares of these employees, although a trade in Maxtor shares should be considered the same as a trade in Seagate shares and subject to the requirements of the company’s Securities Trading Policy. At the time of the change of control, any ex-Maxtor employees now at Seagate who are holding Maxtor shares will receive 0.37 Seagate shares in merger consideration for every Maxtor share held.

Q: Are the pay scales and benefits comparable between the two companies?

A: Yes, every indication is that pay scales are comparable. Benefit offerings are similar overall.

Q: Moving forward, what changes would be made to employees’ salaries?

A: Maxtor’s employees will be incorporated into Seagate’s job and pay structures, which are local-market competitive.

Q: Moving forward, what changes would be made to employees’ benefits?

A: Maxtor’s employees will migrate to Seagate’s benefits and through the open enrollment process be given opportunities to choose program offerings that best meet their needs.

Q: What services or assistance will be provided to employees who are let go and the communities in which they live?

A: Maxtor’s severance plan will be honored and in certain geographies it provides for outplacement assistance. Efforts will be made in all geographies to cooperate with local companies or labor departments to assist employees in finding job opportunities.

RECRUITMENT

Q: Can we hire Maxtor employees now, prior to the close or termination of the transaction?

A: Yes, provided they are below senior director level and provided they have voluntarily applied for an approved open position and have not been ‘solicited’ (initially contacted) by Seagate or its agents. We have also agreed with Maxtor to collaborate on a reasonable start date (more than 2 weeks notice but less than 6 weeks total transition time) so that employees can complete important tasks at Maxtor prior to joining Seagate.

Q: If we hire a Maxtor employee now who has a retention bonus at Maxtor, will Seagate provide them with a comparable hire on bonus to join Seagate since they will be forfeiting their retention bonus?

A: No. Seagate respects Maxtor’s need to retain key employees for business continuity purposes and has agreed to fund Maxtor retention bonuses as part of the acquisition transaction. We will not undermine the retention purpose by providing comparable hire on bonuses during the retention period. Maxtor employees will need to weigh the pros and cons, short and long-term, in deciding whether to join Seagate now or risk that the position will be filled by other qualified candidates and not available later. Joining Seagate before April 1 would make the Maxtor employee eligible for FY06 KCP or Profit Sharing plans, which could potentially compensate them in part for their retention bonus.

Q: Can we still accept employee referrals of Maxtor employees?

A: No. Per our agreement with Maxtor, we will not solicit employees from them; therefore, we do not want Seagate employees to actively refer Maxtor employees to Seagate at this time.

Q: For Senior Director and above positions, where we can’t currently hire from Maxtor, should we recruit externally when we know that someone in Maxtor could likely fill the open position?

A: If business conditions allow you to wait to fill the position for up to 9 - 12 months (latter half of CY06) and you know that Maxtor is likely to have a qualified person who you intend to offer the position to as a regular Seagate employee, then you should not actively recruit from other sources. However, if business conditions do not allow you to wait to fill the position, then you should look externally for other candidates.

Q: For positions below Senior Director level, should we give priority to the Maxtor candidate who applied for the position, if the final candidates are of relatively equivalent standing?

A: No. Seagate and Maxtor remain competitors prior to the close of the transaction. We should hire the best candidate for the job.

Q: If a Maxtor employee is not offered a regular position at Seagate and receives a separation package instead, how long is

(s)he ineligible for hire at Seagate?

A: Twelve months, to ensure that Seagate managers use every opportunity to offer regular positions, for approved and budgeted headcount, at the time of the close of the transaction, to Maxtor employees who have skills Seagate needs.